Skadden, Arps, Slate, Meagher & Flom llp

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March 8, 2021

VIA EDGAR

Asia Timmons-Pierce

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Stratim Cloud Acquisition Corp.

Registration Statement on Form S-1

Filed February 17, 2021

File No. 333-253174

Dear Ms. Timmons-Pierce:

Set forth below is the response of Stratim Cloud Acquisition Corp. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 5, 2021, with respect to the Registration Statement on Form S-1, File No. 333-253174, filed on February 17, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are publicly filing the amended Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

U.S. Securities and Exchange Commission

March 8, 2021

Registration Statement on Form S-1

Our warrant agreement will designate the courts of the State of New York, page 60

1. We note your disclosure that any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. We note that this disclosure appears inconsistent with Section 9.3 of your warrant agreement, which states that the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please advise or reconcile the inconsistencies.

RESPONSE: The Company advises the Staff that it has removed the following sentence from the Company’s warrant agreement, thereby reconciling the inconsistencies. “Unless the Company consents in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Company or any director, officer, other employee or agent of the Company.”

Advisory Board, page 81

2. Please disclose the role of your advisory board.

RESPONSE: The Company advises the Staff that it included responsive disclosures on pages 4 and 81 of the Amendment.

*   *   *

Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael Mies
Michael Mies

cc:	Stratim Cloud Acquisition Corp.

Sreekanth Ravi

Zachary Abrams

cc:	White & Case LLP

Joel Rubinstein

Jessica Chen